UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

August 12, 2009

Commission File Number 1-10167

WESTPAC BANKING CORPORATION

(Translation of registrant’s name into English)

275 KENT STREET, SYDNEY, NEW SOUTH WALES 2000, AUSTRALIA

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

Incorporation by Reference

The information contained in this Report on Form 6-K shall be incorporated by reference in the prospectus relating to the Registrant’s debt securities contained in the Registrant’s Registration Statement on Form F-3 (File No. 333-157381), as such prospectus may be amended or supplemented from time to time.

Reductions in bank exception fees

On August 3, 2009, the Registrant announced that, with effect from October 1, 2009, both Westpac and St.George Bank will reduce all exception fees on consumer and business accounts and credit cards to A$9. This includes account overdrawn fees, outward dishonor fees, periodic payments not made, and credit card missed payment and over the limit fees.

This announced reduction in exception fees follows progressive reductions in exception fees over the last 18 months.  The reduction in fees is expected to impact the Registrant’s results for the fiscal year ending September 30, 2010 by reducing revenue and net profit by approximately A$300 million and A$210 million, respectively.

Disclosure regarding forward-looking statements

The information contained in this Report on Form 6-K contains statements that constitute “forward-looking statements” within the meaning of section 21E of the U.S. Securities Exchange Act of 1934.  The forward-looking statements include statements regarding our intent, belief or current expectations with respect to our business and operations and results of operations and financial condition.

We use words such as ‘may’, ‘expect’, ‘indicative’, ‘intend’, ‘forecast’, ‘likely’, ‘estimate’, ‘anticipate’, ‘believe’, ‘on track’ or similar words to identify forward-looking statements.  These statements reflect our current views with respect to future events and are subject to certain risks, uncertainties and assumptions.  Should one or more of the risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from the expectations described herein.  Factors that may impact on the forward-looking statements made include those described in the sections entitled ‘Competition’ and ‘Risk management’ in Westpac’s 2008 Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) on November 6, 2008 and in the section entitled “Risk Factors” in Westpac’s profit announcement for the six months ended March 31, 2009 which was furnished to the SEC as Exhibit 1 to the Form 6-K on May 21, 2009.  When relying on forward-looking statements to make decisions with respect to us, investors and others should carefully consider such factors and other uncertainties and events.  We are under no obligation, and do not intend, to update any forward-looking statements contained in these materials.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WESTPAC BANKING CORPORATION
(Registrant)

Date: August 12, 2009	By:	/s/ Manuela Adl
Manuela Adl
SVP & Chief Operating Officer